Exhibit 99.1

Zhaopin Limited Reports Second Quarter Fiscal Year 2015 Financial Results

BEIJING, February 16, 2015 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the second quarter ended December 31, 2014.

Throughout the release, one American Depositary Share (“ADS”) represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Second Quarter Fiscal Year 2015 Financial Highlights

Percentage growth metrics refer to second quarter fiscal year 2015 (“Q2 FY15”) compared to second quarter fiscal year 2014 (“Q2 FY14”)

•	Total revenues increased 18.7% to RMB341.8 million (US$55.1 million), exceeding the upper end of the Company’s revenue guidance by RMB 6.8 million (US$ 1.1 million).
•	Online recruitment services revenues increased 20.5% to RMB264.0 million (US$42.6 million)
•	Gross margin was 89.0% compared to 88.4% during Q2 FY14
•	Net income increased 51.7% to RMB61.5 million (US$9.9 million)
•	Excluding share-based compensation expense, non-GAAP net income increased 54.0% to RMB68.0 million (US$11.0 million)
•	Basic and diluted net income per ADS attributable to ordinary shareholders were RMB1.20 (US$0.20) and RMB1.10 (US$0.18), respectively, compared to basic and diluted net income per ADS attributable to ordinary shareholders of RMB0.98 and RMB0.88, respectively, for the same period of last fiscal year.
•	Non-GAAP basic and diluted net income per ADS were RMB1.32 (US$0.22) and RMB1.22 (US$0.20), respectively, compared to non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders of RMB1.06 and RMB0.94, respectively, for the same period of last fiscal year.
•	Total cash[1] was RMB1.7 billion (US$267.9 million or equivalent to cash per ADS of approximately US$5.2) as of December 31, 2014.

“I am pleased to report another strong quarter of both financial and operational growth in which we again exceeded the upper end of our revenue guidance,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin. “Our focus on expanding market share amongst small-and-medium sized enterprises in both existing and new geographies was a key driver of growth during a quarter in which we served 272,281 unique customers[2], a 29.5% increase from the same period last year.”

“As China’s leading career platform in terms of jobseeker traffic[3], we have always distinguished ourselves by focusing on engaging the largest number of jobseekers on our platform at various stages of their career lifecycle. We are pleased with the progress we have made this year in expanding the scale of our platform, enhancing our brand recognition and broadening our service offerings with products such as www.highpin.cn, Zhaopin’s high-end online recruitment platform. We believe that we are better meeting the needs of our customers and when combined with Zhaopin’s leadership in jobseeker metrics, this is leading to strong growth in the number of unique customers served and improvements in customer retention. When combined with our growing profits, Zhaopin’s strong balance sheet position and increasing operating efficiency allow us to carefully assess merger and acquisition opportunities as we re-invest in expanding our business eco-system. I am confident in our ability to further penetrate into lower-tier cities, improve the user experience and leverage the opportunities that emerge from our mobile strategy as we work to strengthen our leadership position and generate sustainable returns for our shareholders.

Second Quarter Fiscal Year 2015 Unaudited Financial Results

Revenues

1Includes restricted time deposits of RMB353.7 million and restricted cash of RMB5.5 million.

2 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2014.

1

Total revenues were RMB341.8 million (US$55.1 million) in Q2 FY15, an increase of 18.7% from RMB288.0 million in Q2 FY14.

Online recruitment services revenues for Q2 FY15 were RMB264.0 million (US$42.6 million), a 20.5% increase from RMB219.1 million for Q2 FY14. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 272,281 unique customers during Q2 FY15, representing a 29.5% increase compared with 210,178 unique customers served during Q2 FY14. The increase in unique customers was primarily driven by the Company’s increased efforts to acquire and retain customers and the growing usage of the internet as a recruitment channel by employers. As anticipated and in-line with the Company’s focus on growing market share among new customers, average revenue per unique customer (“ARPU”) decreased 7.0% during Q2 FY15 compared to Q2 FY14. The decrease was mainly due to the addition of new customers, who generally purchase introductory and lower-priced services at first. The growth in unique customers is a result of the Company’s strategic focus on continued geographic expansion and acquisition of new customers.

Other services revenues[4] for Q2 FY15 were RMB77.8 million (US$12.5 million), representing an increase of 12.9% from RMB68.9 million during Q2 FY14. The increase in other services revenues was primarily due to growth from assessment and campus recruitment services. Growth in assessment services was mainly driven by increased market demand and the Company’s focus on key industries while growth in campus recruitment services was driven primarily by the increase in number of campus recruiting events the Company organized.

Other services revenues refer to revenues from campus recruitment services, assessment services, and other human resource related services, which are various complementary services that cater to the different needs in a jobseeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with jobseekers and employers. The continued strong financial results in other services revenues are validation of our ability and effectiveness of our services to meet the evolving needs of job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q2 FY15 was RMB299.9 million (US$48.3 million), an increase of 20.2% from RMB249.5 million for Q2 FY14.

Gross margin for Q2 FY15, as measured by gross profit as a percentage of net revenues, was 89.0%, compared with 88.4% in Q2 FY14.

Operating Expenses

Operating expenses for Q2 FY15 were RMB228.1 million (US$36.8 million), representing an increase of 17.6% from RMB194.0 million for Q2 FY14.

•	Sales and marketing expenses for Q2 FY15 were RMB165.4 million (US$26.7 million), representing an increase of 19.7% from RMB138.2 million for Q2 FY14 primarily due to increases in sales team headcount and compensation, business development expenses, advertising expenses, higher rental costs associated with the expansion of the Company’s business and the opening of the second call center in Suzhou. The increase in sales and marketing expenses is consistent with Zhaopin’s strategy of re-investing to grow its market share in China’s fast growing online recruitment market. As a percentage of net revenues, sales and marketing expenses remained stable at 49.1% for Q2 FY15 compared to 49.0% for Q2 FY14. Sales and marketing expenses for Q2 FY15 included share-based compensation expenses of RMB0.1 million (US$0.01 million), compared to RMB0.2 million in Q2 FY14.

•	General and administrative expenses for Q2 FY15 were RMB62.7 million (US$10.1 million), representing a 12.5% increase from RMB55.7 million for Q2 FY14. The increase was primarily driven by an increase in employee compensation costs, share-based compensation, depreciation, and rental expenses associated with the relocation or expansion of Zhaopin offices to support growth in several cities, which was partially offset by a decline in professional services fees. General and administrative expenses for Q2 FY15 included share-based compensation expenses of RMB6.4 million (US$1.0 million) as compared to RMB3.4 million for Q2 FY14.

Income from Operations

Income from operations for Q2 FY15 was RMB71.8 million (US$11.6 million), representing a 29.3% increase from RMB55.5 million for Q2 FY14. Operating margin, as measured by income from operations as a percentage of net revenues, expanded to 21.3% in Q2 FY15 compared with 19.7% in Q2 FY14. In Q2 FY15, the Company recognized total share-based compensation expenses of RMB6.5 million (US$1.0 million) compared with RMB3.6 million in Q2 FY14. Excluding share-based compensation expenses, non-GAAP income from operations for Q2 FY15 was RMB78.3 million (US$12.6 million), as compared to RMB59.1 million during Q2 FY14. Excluding share-based compensation expenses, operating margin would be 23.2% in Q2 FY15, compared with 21.0% in Q2 FY14.

Investment and Interest Income, net

Net investment and interest income for Q2 FY15 was RMB5.3 million (US$0.9 million), representing a 257.4% increase from RMB1.5 million for Q2 FY14. The significant increase in net investment and interest income was primarily due to (i) interest and investment income from bank deposits and other high interest bearing products; and (ii) the repayment of a portion of the Company’s bank loans resulting in a decrease in interest expense and related bank charges.

4 Starting from the second quarter of fiscal year 2015, the Company has presented its revenues from campus recruitment services, assessment services and other human resource related revenues in aggregate as other services revenue. The Company stream-lined the management of these business lines and finds that it provides greater clarity to present revenues from these three business lines in one group due to the significant cross-selling that takes place between each of them.

2

Other Expense, net

Net other expense for Q2 FY15 was RMB2.2 million (US$0.4 million), representing a 127.1% increase from RMB1.0 million for Q2 FY14. Other expense included an office restoration expense and the forfeiture of a Shanghai branch office’s rental deposit due to early termination of the rental contract.

Net Income

Net income for Q2 FY15 was RMB61.5 million (US$9.9 million), representing a 51.7% increase from RMB40.5 million for Q2 FY14.

Non-GAAP net income for Q2 FY15 was RMB68.0 million (US$11.0 million), a 54.0% increase from RMB44.2 million for Q2 FY14.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q2 FY15 were RMB1.20 (US$0.20) and RMB1.10 (US$0.18) respectively, compared with basic and diluted net income per ADS of RMB0.98 and RMB0.88, respectively for Q2 FY14.

Non-GAAP basic and diluted net income per ADS for Q2 FY15 were RMB1.32 (US$0.22) and RMB1.22 (US$0.20) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.06 and RMB0.94, respectively for Q2 FY14.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of December 31, 2014, the Company had cash and cash equivalents, restricted cash and time deposits of RMB1,662.1 million (US$267.9 million), a 8.2% increase from RMB1,536.7 million as of June 30, 2014.

Net cash flow generating from operating activities in Q2 FY15 amounted to RMB164.3 million (US$26.5 million), representing an increase of 59.9% from RMB102.7 million in the same period of last fiscal year.

Six Months Ended December 31, 2014 Unaudited Financial Results

Total revenues for the six months ended December 31, 2014 were RMB635.4 million (US$102.4 million), an increase of 20.5% from RMB527.4 million for the same period in 2013.

Online recruitment services revenues for the six months ended December 31, 2014 were RMB516.9 million (US$83.3 million), a 21.8% increase from RMB424.4 million for Q2 FY14.

Gross profit for the six months ended December 31, 2014 was RMB568.2 million (US$91.6 million), an increase of 21.9% from RMB466.2 million for the same period in 2013.

Income from operations for the six months ended December 31, 2014 increased 30.9% to RMB140.1 million (US$22.6 million) from RMB107.1 million for the same period in 2013.

Net income for the six months ended December 31, 2014 was RMB121.4 million (US$19.6 million), representing a 38.3% increase from RMB87.8 million for the same period in 2013.

Non-GAAP net income for the six months ended December 31, 2014 was RMB136.4 million (US$22.0 million), a 34.5% increase from RMB101.4 million for the same period in 2013.

Basic and diluted net income per ADS for the six months ended December 31, 2014 were RMB2.36 (US$0.38) and RMB2.16 (US$0.34) respectively, compared with basic and diluted net income per ADS of RMB2.16 and RMB1.88, respectively for the same period in 2013.

Non-GAAP basic and diluted net income per ADS for the six months ended December 31, 2014 were RMB2.66 (US$0.44) and RMB2.44 (US$0.40) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB2.50 and RMB2.16, respectively for the same period in 2013.

Business Outlook

Based on current market conditions and the Company’s current operations, total revenues for the third quarter of fiscal year 2015 are expected to be in the range of RMB305 million (US$49.2 million) to RMB315 million (US$50.8 million), representing a 13.5%-17.0% increase from the same period last year. This represents management's current, preliminary view, which is subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2046 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

3

Recent Developments

From August to September 2014, the Company jointly conducted a survey with Peking University's Corporate Social Responsibility and Employer Brand Communication Research Center to identify the “Best Employers in China for 2014.” The results of the survey are intended to provide job seekers with a useful tool to evaluate potential employers throughout their career lifecycle and provide employers with objective insight into job seekers’ needs.

On November 26, 2014, the Company announced the launch of its bi-annual 'Graduate with a Future' employment campaign to help connect China's millions of new university graduates with relevant job opportunities.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2014. Zhaopin is the second largest online recruitment services provider as measured by revenues in 2014. The Company’s over 93.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings[5] were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

5 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during the period - are not counted. Any particular job posting placed on the Company’s website may include more than one job opening or position.

4

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	For the Three Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	219,132	264,049	42,557
Other services revenues	68,907	77,778	12,536
Total Revenues	288,039	341,827	55,093
Less: Business tax and surcharges	(5,880)	(4,946)	(797)
Net Revenues	282,159	336,881	54,296
Cost of services	(32,684)	(37,011)	(5,965)
Gross profit	249,475	299,870	48,331
Operating expenses:
Sales and marketing expenses	(138,212)	(165,409)	(26,659)
General and administrative expenses	(55,744)	(62,694)	(10,104)
Total operating expenses	(193,956)	(228,103)	(36,763)
Income from operations	55,519	71,767	11,568
Other (expenses)/income:
Foreign currency exchange loss	(10)	(272)	(44)
Investment and interest income, net	1,485	5,308	855
Other expense, net	(983)	(2,232)	(360)
Income before income tax expenses	56,011	74,571	12,019
Income tax expenses	(15,470)	(13,081)	(2,108)
Net income	40,541	61,490	9,911
Add: Net loss/(income) attributable to the non-controlling interest shareholders	(152)	(318)	(51)
Net income attributable to Zhaopin Limited’s shareholders	40,389	61,172	9,860
Less: Income allocated to participating preferred shareholders	(164)	-	-
Net income attributable to ordinary shareholders	40,225	61,172	9,860

Net income per share:
-Basic	0.49	0.60	0.10
-Diluted	0.44	0.55	0.09
Net income per ADS:
-Basic	0.98	1.20	0.20
-Diluted	0.88	1.10	0.18
Weighted average number of shares used in computing net income per share:
-Basic	82,810,756	102,351,607	102,351,607
-Diluted	92,713,809	111,712,072	111,712,072

Comprehensive income:
Net income	40,541	61,490	9,911
Foreign currency translation adjustment, net of tax	3,043	(1,069)	(172)
Total comprehensive income	43,584	60,421	9,739

5

(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	For the Six Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)
Revenues
Online recruitment services	424,350	516,887	83,307
Other services revenues	103,038	118,487	19,097
Total Revenues	527,388	635,374	102,404
Less: Business tax and surcharges	(12,054)	(9,466)	(1,526)
Net Revenues	515,334	625,908	100,878
Cost of services	(49,116)	(57,697)	(9,300)
Gross profit	466,218	568,211	91,578
Operating expenses:
Sales and marketing expenses	(247,329)	(298,824)	(48,163)
General and administrative expenses	(111,830)	(129,249)	(20,831)
Total operating expenses	(359,159)	(428,073)	(68,994)
Income from operations	107,059	140,138	22,584
Other (expenses)/income:
Foreign currency exchange loss	(16)	(272)	(44)
Investment and interest income, net	4,475	8,655	1,395
Other income/(expenses), net	1,006	(2,063)	(332)
Income before income tax expenses	112,524	146,458	23,603
Income tax expenses	(24,742)	(25,055)	(4,038)
Net income	87,782	121,403	19,565
Add: Net loss/(income) attributable to the non-controlling interest shareholders	72	(565)	(91)
Net income attributable to Zhaopin Limited’s shareholders	87,854	120,838	19,474
Less: Income allocated to participating preferred shareholders	(368)	-	-
Net income attributable to ordinary shareholders	87,486	120,838	19,474

Net income per share:
-Basic	1.08	1.18	0.19
-Diluted	0.94	1.08	0.17
Net income per ADS:
-Basic	2.16	2.36	0.38
-Diluted	1.88	2.16	0.34
Weighted average number of shares used in computing net income per share:
-Basic	80,673,031	102,153,091	102,153,091
-Diluted	93,717,467	111,733,909	111,733,909

Comprehensive income:
Net income	87,782	121,403	19,565
Foreign currency translation adjustment, net of tax	2,262	(1,061)	(171)
Total comprehensive income	90,044	120,342	19,394

(a) The above condensed consolidated statements of comprehensive income have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50.

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ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31
(Amounts in thousands, except for number of shares)	2014	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,035,425	1,302,973	210,001
Time deposits and restricted time deposits	141,393	-	-
Accounts receivable, net	15,600	20,917	3,371
Amounts due from a related party	2,378	2,378	383
Prepayments and other current assets	78,864	116,930	18,846
Deferred tax assets	11,493	18,740	3,020
Total current assets	1,285,153	1,461,938	235,621
Non-current assets:
Restricted cash	8,024	5,450	878
Restricted time deposits	351,872	353,719	57,009
Property and equipment, net	46,271	50,492	8,138
Intangible assets, net	21,523	20,426	3,292
Goodwill	62,548	62,548	10,081
Other non-current assets	4,106	4,128	665
Deferred tax assets	153	2,447	394
Total non-current assets	494,497	499,210	80,457
TOTAL ASSETS	1,779,650	1,961,148	316,078
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	128,135	-	-
Amount due to related parties	990	1,124	181
Accounts payable	3,701	10,335	1,666
Deferred revenues	484,209	528,995	85,259
Salaries and welfare payable	88,038	108,911	17,553
Taxes payable	55,780	79,078	12,746
Accrued expense and other current liabilities	96,365	100,854	16,252
Total current liabilities	857,218	829,297	133,657
Non-current liabilities:
Deferred revenues	4,460	5,424	874
Long-term bank loans	291,044	291,034	46,906
Deferred tax liabilities	9,125	9,856	1,588
Total liabilities	1,161,847	1,135,611	183,025
Shareholders' equity:
Ordinary shares	6,799	6,983	1,125
Additional paid-in capital	1,330,038	1,417,246	228,419
Statutory reserves	10,706	11,258	1,814
Accumulated other comprehensive loss	(1,684)	(2,745)	(442)
Accumulated deficit	(737,695)	(617,409)	(99,508)
Non-controlling interests	9,639	10,204	1,645
Total shareholders' equity	617,803	825,537	133,053
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,779,650	1,961,148	316,078

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Reconciliations of GAAP and Non-GAAP results  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
GAAP income before income tax expenses	56,011	74,571	12,019
Add back: share-based compensation expenses	3,616	6,492	1,047
Non-GAAP income before income tax expenses	59,627	81,063	13,066
GAAP income tax expenses	(15,470)	(13,081)	(2,108)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(15,470)	(13,081)	(2,108)
Non-GAAP net income	44,157	67,982	10,958
Add: Net loss/(income) attributable to the non-controlling interest shareholders	(152)	(318)	(51)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	44,005	67,664	10,907
Less: Non-GAAP income allocated to participating preferred shareholders	(179)	-	-
Non-GAAP net income attributable to ordinary shareholders	43,826	67,664	10,907
Non-GAAP net income per share
-Basic	0.53	0.66	0.11
-Diluted	0.47	0.61	0.10
Non-GAAP net income per ADS
-Basic	1.06	1.32	0.22
-Diluted	0.94	1.22	0.20
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	82,810,756	102,351,607	102,351,607
-Diluted	92,713,809	111,712,072	111,712,072

Reconciliations of GAAP and Non-GAAP results  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Six Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$
GAAP income before income tax expenses	112,524	146,458	23,603
Add back: share-based compensation expenses	13,636	15,013	2,420
Non-GAAP income before income tax expenses	126,160	161,471	26,023
GAAP income tax expenses	(24,742)	(25,055)	(4,038)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(24,742)	(25,055)	(4,038)
Non-GAAP net income	101,418	136,416	21,985
Add: Net loss/(income) attributable to the non-controlling interest shareholders	72	(565)	(91)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	101,490	135,851	21,894
Less: Non-GAAP income allocated to participating preferred shareholders	(426)	-	-
Non-GAAP net income attributable to ordinary shareholders	101,064	135,851	21,894
Non-GAAP net income per share
-Basic	1.25	1.33	0.22
-Diluted	1.08	1.22	0.20
Non-GAAP net income per ADS
-Basic	2.50	2.66	0.44
-Diluted	2.16	2.44	0.40
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	80,673,031	102,153,091	102,153,091
-Diluted	93,717,467	111,733,909	111,733,909

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For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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